SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

RTI International Metals, Inc.

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

3.000% Convertible Senior Notes due 2015

(Title of Class of Securities)

74973WAA5

(CUSIP Number of Class of Securities)

Audrey Strauss, Esq.

Executive Vice President, Chief Legal Officer and Secretary

Alcoa Inc.

390 Park Avenue

New York, New York 10022-4608

(212) 836-2731

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$115,172,136	$13,383.00

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.000% Convertible Senior Notes due 2015 (the “Notes”), as described herein, is 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the purchase date. As of July 22, 2015, there was $114,381,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $115,172,136.
(2)	The amount of the filing fee equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,383.00	Filing Party: RTI International Metals, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 24, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by RTI International Metals, Inc. (the “Company”) on July 24, 2015 (as amended, the “Schedule TO”), relating to the Company’s Fundamental Change Company Notice and Offer to Purchase dated July 24, 2015 (as it may be amended and supplemented from time to time, the “Fundamental Change Company Notice”), previously filed as Exhibit (a)(1) to the Schedule TO, pursuant to the terms and conditions required by the Indenture, dated as of December 14, 2010 (the “Base Indenture,” and as amended, supplemented or otherwise modified from time to time, including by the First Supplemental Indenture, dated as of December 14, 2010 (the “First Supplemental Indenture”), the Second Supplemental Indenture, dated as of May 30, 2012 (the “Second Supplemental Indenture”), the Third Supplemental Indenture, dated as of April 17, 2013 (the “Third Supplemental Indenture”), and the Fourth Supplemental Indenture, dated as of July 23, 2015 (the “Fourth Supplemental Indenture”), the “Indenture”), among the Company, the subsidiary guarantors party thereto, The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), and, with respect to the Fourth Supplemental Indenture, Alcoa Inc. (“Alcoa”), relating to the 3.000% Convertible Senior Notes due 2015 (the “Notes”) of the Company. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.

The information in the Fundamental Change Company Notice, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Schedule TO is intended to satisfy the requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Fundamental Change Company Notice.

Items 1-11. Summary Term Sheet.

The offer to purchase the Notes, which commenced on July 24, 2015, expired at 5:00 p.m., New York City time, on August 21, 2015. The Company has been advised by the Trustee, as Paying Agent for the Notes, that $101,000 aggregate principal amount of Notes was tendered and accepted for purchase pursuant to the Purchase Right prior to 5:00 p.m., New York City time, on August 21, 2015 and that $114,280,000 aggregate principal amount of the Notes remains outstanding (after giving effect to purchases effected pursuant to the Purchase Right). All validly tendered Notes have been accepted for purchase in accordance with the terms of the Purchase Right. The aggregate consideration, including accrued and unpaid interest, for the accepted Notes of approximately $101,699 will be delivered promptly to the tendering holders.

There were no conversions of Notes into shares of Alcoa common stock during the Make-Whole Conversion Period.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)*	Fundamental Change Company Notice and Offer to Purchase, dated July 24, 2015.

(a)(5)*	Press Release, dated July 24, 2015.

(b)	Not applicable.

(d)(1) †	Indenture, dated as of December 14, 2010, by and among RTI International Metals, Inc., the Subsidiary Guarantors that become party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on December 14, 2010).

(d)(2) †	First Supplemental Indenture, dated as of December 14, 2010, by and among RTI International Metals, Inc., the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on December 14, 2010).

(d)(3) †	Second Supplemental Indenture, dated as of May 30, 2012, by and among RTI International Metals, Inc., the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Quarterly Report on Form 10-Q filed on August 6, 2012).

(d)(4) †	Fourth Supplemental Indenture, dated as of July 23, 2015, by and among RTI International Metals, Inc., the Subsidiary Guarantors party thereto, Alcoa Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on July 23, 2015).

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference as indicated.
*	Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RTI International Metals, Inc.

By:	/s/ Peter Hong
Peter Hong
Vice President and Treasurer

Dated: August 24, 2015

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)*	Fundamental Change Company Notice and Offer to Purchase, dated July 24, 2015.

(a)(5)*	Press Release, dated July 24, 2015.

(b)	Not applicable.

(d)(1) †	Indenture, dated as of December 14, 2010, by and among RTI International Metals, Inc., the Subsidiary Guarantors that become party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on December 14, 2010).

(d)(2) †	First Supplemental Indenture, dated as of December 14, 2010, by and among RTI International Metals, Inc., the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 8-K filed on December 14, 2010).

(d)(3) †	Second Supplemental Indenture, dated as of May 30, 2012, by and among RTI International Metals, Inc., the Subsidiary Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Quarterly Report on Form 10-Q filed on August 6, 2012).

(d)(4) †	Fourth Supplemental Indenture, dated as of July 23, 2015, by and among RTI International Metals, Inc., the Subsidiary Guarantors party thereto, Alcoa Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on July 23, 2015).

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference as indicated.
*	Previously filed.

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